

Mail Stop 7010

September 20, 2007

Bert E. Downing, Jr.
Vice President, Chief Financial Officer, Corporate Controller and Treasurer
Keystone Consolidated Industries, Inc.
5430 LBJ Freeway, Suite 1740
Three Lincoln Centre, Dallas, Texas 75240-2697

Re: Keystone Consolidated Industries, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 1-3919

Dear Mr. Downing:

We have reviewed your responses and have the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Note 1 – Summary of significant accounting policies, page F-10
Corporate expense, page F-13

1.   We note your response to prior comment 2, wherein you reference our review of your December 31, 2002 10-K. We further note the changes you implemented to your segment reporting and to the format of your statement of operations, which included the segregation of operating and non-operating income and expenses in accordance with Rule 5-03 or Regulation S-X. In future filings please provide a reconciliation from the total of your reportable segments' measure of profit and

loss, which appears to be operating income, to your consolidated income before income taxes and not income before income taxes and reorganization items, in accordance with paragraph 32(b) of SFAS 131. In future filings your statement of operations should include unallocated corporate expenses as a component of operating income.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief